PROMISSORY NOTE


1. 	In consideration for the sum of Fourteen Thousand and
Five Hundred dollars ($14,500.00) (the "Principal") loaned by Kenneth H. Finkelstein ("Finkelstein") to Cortex Systems Inc. ("Cortex"), Cortex promises to pay the Principal to Finkelstein at such time that Cortex determines that it is in a financial position that enables Cortex to make such payment.

2. 	By this Promissory Note, Cortex confirms that none of
 the Principal shall bear any interest at any time.

3. 	Cortex promises that it will not unreasonably withhold
payment of the Principal noted herein this Promissory Note.


Dated this 2nd day of October, 2001.


Cortex Systems Inc.





Ingrid C. Friesen
Director/Secretary/Treasurer





Kenneth H. Finkelstein
Director/President